15027095

SECURI SSION

SEC MAIL PROCESSING SECTION
RECEIVED
JUN - 1 2015
WASH, D.C.
201

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SEC FILE NUMBER
8-12242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Capital Markets America Inc.

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square -32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti — 212-612-6322 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Daiwa
Capital Markets

Daiwa Capital Markets America Inc.

Financial Square, 32 Old Slip, New York, NY 10005-3538

May 28, 2015

State of New York }
} ss:
County of New York }

I, the undersigned, officer of Daiwa Capital Markets America Inc., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2015, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Alexander Yannotti
Managing Director,
Chief Financial Officer and Treasurer

ALFRED S. PENNISI
Notary Public, State of New York
No. 01PE4772601
Qualified in Nassau County
Certificate filed in New York County
Commission expires 9/30/2018

Subscribed and Sworn to
before me this 28th day of May 2015

Daiwa
Capital Markets

Contents of Report

This report ** contains (check all applicable boxes):

☒	(a)	Facing Page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Operations.
☒	(d)	Statement of Cash Flows.
☒	(e)	Statement of Changes in Stockholders' Equity.
☒	(f)	Statement of Changes in Subordinated Liabilities.
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
☒	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
☐	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
☒	(l)	An Oath or Affirmation.
☐	(m)	A Copy of the SIPC Supplemental Report.
☐	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
☒	(o)	Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to CFTC Regulation 1.16.
☒	(p)	Supplementary Schedules.
☒	(q)	Compliance Report.
☒	(r)	Report of Independent Registered Public Accounting Firm on Examination of the Compliance Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEC MAIL PROCESSING
RECEIVED
JUN - 1 2015
WASH. D.C.
201 SECTION

DAIWA CAPITAL MARKETS AMERICA INC.

(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statements of Financial Condition

March 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Daiwa Capital Markets America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Capital Markets America Inc. as of March 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Daiwa Capital Markets America Inc. as of March 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
May 28, 2015

DAIWA CAPITAL MARKETS AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa Capital Markets America Holdings Inc.)

Statement of Financial Condition

March 31, 2015

(In thousands, except share data)

Assets		
Cash	$	641,409
Cash segregated for regulatory purposes		61,660
Securities purchased under agreements to resell		21,233,642
Financial instruments owned, at fair value		15,361,279
Securities borrowed		3,776,891
Securities received as collateral		8,903
Receivable from brokers, dealers, and clearing organizations		913,477
Receivable from customers		47,846
Receivable from affiliates		3,655
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $40,728		9,633
Exchange memberships, at cost (fair value, $2,416)		1,073
Other assets		54,028
Total assets	$	42,113,496
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	24,712,912
Financial instruments sold, but not yet purchased, at fair value		11,500,768
Payable to brokers, dealers, and clearing organizations		3,660,037
Securities loaned		887,308
Obligation to return securities received as collateral		8,903
Payable to customers		440,370
Loans payable to Parent		65,000
Payable to affiliates		50,363
Accounts payable and accrued liabilities		121,250
Total liabilities		41,446,911
Commitments, contingencies and guarantees (Note 12)		
Subordinated borrowings from Parent		200,000
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		329,402
Retained earnings		37,183
Total stockholder's equity		466,585
Total liabilities and stockholder's equity	$	42,113,496

See accompanying notes to statement of financial condition.

(1) Organization

Daiwa Capital Markets America Inc. (the Company) is a wholly owned subsidiary of Daiwa Capital Markets America Holdings Inc. (the Parent). The Parent is a wholly owned subsidiary of Daiwa International Holdings Inc. (Daiwa Tokyo), a Japanese holding company, whose ultimate parent is Daiwa Securities Group Inc. (Daiwa Group).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and various exchanges. The Company is registered as a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC), is a member of the National Futures Association (NFA), and is a clearing member of principal commodity exchanges in the United States. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking. The Company is also a primary dealer in U.S. government and agency securities.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), which requires management to make estimates and assumptions that may affect the amounts reported in the statement of financial condition and accompanying notes. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest. Reverse repurchase agreements and repurchase agreements with the same counterparty and same maturity are presented net in the statement of financial condition when the requirements of Accounting Standard Codification (ASC) 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

(Continued)

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

(c) Financial Instruments

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value in accordance with ASC 820, *Fair Value Measurements and Disclosures*. Principal transactions in regular-way trades, commission revenues, and related expenses are recorded on a trade-date basis.

Amounts receivable and payable for regular-way securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

(d) Office Furniture, Equipment, and Leasehold Improvements

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives which are generally from 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(f) Recent Accounting Pronouncements

In July 2013, the FASB issued an ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss (NOL) Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (Topic 740)*. The ASU requires an entity to present the unrecognized tax benefit as a reduction of the deferred tax asset for an NOL or tax credit carryforward whenever the NOL or tax credit

carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. However, the ASU requires an entity to present an unrecognized tax benefit on the balance sheet as a liability if certain conditions are met. The new guidance is effective for annual and interim reporting period beginning on and after December 15, 2014 (April 1, 2015 for the Company). The adoption did not have an impact to the Company's unrecognized tax benefit liability.

In June 2014, the FASB issued an ASU 2014-11, *Transfers and Servicing: Repurchase-to Maturity Transactions, Repurchase financings, and Disclosures (Topic 860).* The ASU changes the accounting for repurchase-to-maturity transactions to secured borrowings accounting and requires secured borrowing accounting for the repurchase agreement in a contemporaneous repurchase financing arrangement. The accounting changes in the new guidance is effective for interim and annual periods beginning after December 15, 2014 (April 1, 2015 for the Company) and will require the changes in accounting for transactions outstanding on the effective date to be presented as a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The ASU also requires the disclosure about certain transactions accounted for as a sale to be presented and the disclosure for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions accounted for as secured borrowings to be presented for annual periods beginning after December 15, 2014, and for the interim period beginning after December 15, 2015 (April 1, 2015 for the Company). The adoption of this guidance is not expected to have an impact on the Company's financial position.

(3) Cash Segregated for Regulatory Purposes

Cash of $5,557,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $56,103,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2015, the Company has accepted securities with market values of approximately $36.3 billion under resale agreements and pledged securities with market values of approximately $39.6 billion under repurchase agreements, prior to the application of ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under ASC 210-20-45-11. At March 31, 2015, the Company's assets and liabilities were netted by approximately $14.6 billion as a result of the application of ASC 210-20-45-11.

As of March 31, 2015, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2015. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash or securities collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the statement of financial condition, representing the securities received, and a liability for the same amount, representing the obligation to return these securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2015, the Company has received securities with a market value of approximately $3.7 billion related to its securities borrowed transactions and pledged approximately $0.9 billion related to its securities loaned transactions.

As of March 31, 2015, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2015. These repledged securities have been used in the normal course of business.

(6) Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

At March 31, 2015, financial instruments owned and financial instruments sold, but not yet purchased, at fair value consisted of the following (in thousands):

Financial instruments owned, at fair value:		
U.S. government and agency obligations	$	10,592,045
U.S. government agency mortgage-backed obligations		4,523,874
Corporate bonds		181,376
Forward contracts		61,438
Equities		2,546
	$	15,361,279
Financial instruments sold, but not yet purchased, at fair value:		
U.S. government and agency obligations	$	10,215,314
U.S. government agency mortgage-backed obligations		1,127,208
Forward contracts		81,669
Corporate bonds		75,675
Equities		902
	$	11,500,768

The Company's counterparties to its collateralized financing transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2015, the Company has pledged approximately $13 billion of proprietary financial instruments owned related to the Company's collateralized financing transactions.

Derivative Financial Instruments

A summary of the Company's derivative instruments which are included in financial instruments owned and financial instruments sold in the accompanying statement of financial condition, executed through regulated exchanges and over-the-counter (OTC) markets, at contract or notional amounts, together with their fair values at March 31, 2015, is presented in the table below (in thousands). Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Derivative assets		Derivative liabilities	
Derivative contract type	**Notional Amount**	**Fair value**	**Notional Amount**	**Fair value**
Forward contracts	$ 14,146,922	61,438	16,403,571	81,669
Futures	1,211,980	—	3,157,818	—
Total	$ 15,358,902	61,438	19,561,389	81,669

Substantially all of the Company's derivative transactions are entered into for trading purposes or to facilitate customer transactions. The Company does not apply hedge accounting pursuant to ASC 815 (*Derivatives and Hedging*) to any of its derivative transactions.

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value using a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions and the availability, reliability, and observability of valuation inputs.

(a) Fair Value Hierarchy

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date. Level 1 measurements include

most U.S. government and government agency securities, equity securities, and exchange-traded derivatives.

Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted market prices for the asset or liability that are observable either directly or indirectly for substantially the full term, and inputs to valuation techniques that are derived principally from or corroborated by observable market data through correlation or other statistical means for substantially the full term of the asset or liability. Level 2 measurements may include U.S. government agency securities, U.S. government agency mortgage-backed obligations, corporate bonds, and most OTC derivatives.

Level 3: Inputs to the pricing or valuation techniques that are significant to the overall fair value measurement of the asset or liability are unobservable. Level 3 inputs are estimates or assumptions that management expects market participants would use in determining the fair value of the asset or liability. In determining the appropriate measurement levels, the Company would perform analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy. At March 31, 2015 and 2014, the Company did not hold any Level 3 assets or liabilities that are measured at fair value on a recurring basis.

The following table summarizes the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at March 31, 2015 (in thousands):

	Fair value measurement			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
U.S. government and agency obligations	$ 10,592,045	—	—	10,592,045
U.S. government agency mortgage-backed obligations	—	4,523,874	—	4,523,874
Corporate bonds	—	181,376	—	181,376
Forward contracts	—	61,438	—	61,438
Equities	2,546	—	—	2,546
Financial instruments owned, at fair value	$ 10,594,591	4,766,688	—	15,361,279
Securities received as collateral	$ 8,903	—	—	8,903

	Fair value measurement			
	Level 1	Level 2	Level 3	Total
Liabilities:				
U.S. government and agency obligations	$ 10,215,314	—	—	10,215,314
U.S. government agency mortgage-backed obligations	—	1,127,208	—	1,127,208
Forward contracts	—	81,669	—	81,669
Corporate bonds	—	75,675	—	75,675
Equities	902	—	—	902
Financial instruments sold, but not yet purchased, at fair value	$ 10,216,216	1,284,552	—	11,500,768
Obligation to return securities received as collateral	$ 8,903	—	—	8,903

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2015.

(b) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible. The fair value measurements for Level 2 U.S. government agency mortgage-backed obligations are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The fair value measurements for Level 2 corporate bonds are based on quoted market prices but trade in markets that are not considered to be active. The Company will determine whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

Derivatives

Exchange-traded derivatives are valued using quoted prices. OTC derivatives, such as forward contracts, are valued using a models-based approach. Fair value is calculated using market and credit based inputs to models based on information that includes contractual terms, market prices, credit ratings, and other observable inputs. The models also adjust for the present value of cash flows, when necessary. All inputs into the calculation of the fair value of these derivatives are observable in the market.

Fair Value of Other Financial Instruments

Securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings are stated at their contract values. The contract value for these financial instruments is considered to approximate fair value, as they are short-term in nature, bear interest at current market rates, and/or are subject to frequent repricing.

(7) Offsetting of Collateralized Financing Transactions and Derivative Positions

All reverse repurchase agreements and repurchase agreements are subject to master repurchase agreements. These agreements are reported net by counterparty when permitted under ASC 210-20-45-11. Derivatives contracts, such as forward contracts, are presented net by counterparty when permitted under ASC 815-10-45. This requires a legal right of set-off under enforceable netting agreements.

The following table provides information about assets and liabilities that are subject to offset as of March 31, 2015 (in thousands):

	(i) Gross amounts	(ii) Gross amounts offset in the statement of financial condition (1)	(iii)=(i)-(ii) Net amounts presented in the statement of financial condition	(iv) Gross amounts not offset: Financial instruments (2)	(iv) Gross amounts not offset: Cash collateral received	(v)=(iii)-(iv) Net amount (3)
Assets:						
Forward contracts	$ 86,371	24,933	61,438	—	—	61,438
Securities borrowed	3,776,891	—	3,776,891	3,726,529	—	50,362
Securities received as collateral	8,903	—	8,903	8,903	—	—
Securities purchased under agreements to resell	35,792,178	14,558,536	21,233,642	21,232,922	712	8
Total	$ 39,664,343	14,583,469	25,080,874	24,968,354	712	111,808
Liabilities:						
Forward contracts	$ 106,602	24,933	81,669	—	—	81,669
Securities loaned	887,308	—	887,308	861,991	—	25,317
Obligation to return securities received as collateral	8,903	—	8,903	8,903	—	—
Securities sold under agreements to repurchase	39,271,448	14,558,536	24,712,912	24,693,406	15,562	3,944
Total	$ 40,274,261	14,583,469	25,690,792	25,564,300	15,562	110,930

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to legally enforceable netting agreements that meet the appplicable netting criteria as permitted by U.S. GAAP.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

(8) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2015, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	832,416
Clearing organizations		74,726
Other		6,335
	$	913,477
Payable to brokers, dealers, and clearing organizations:		
Net payable for trades pending settlement	$	2,780,131
Securities failed to receive		812,253
Payable to affiliate		63,058
Clearing organizations		3,781
Other		814
	$	3,660,037

(9) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(10) Loans Payable

Loans payable is a revolving loan facility with an outstanding balance of $65,000,000 which bears interest at a rate of 0.42% with the Parent. This loan is primarily used to finance the Company's securities operations.

(11) Subordinated Borrowings

As of March 31, 2015, the Company had two subordinated notes payable to the Parent of $50,000,000 and $150,000,000, which are due on April 3, 2017 and April 30, 2017, respectively. Both of the notes are treated as equity for the purposes of calculating net capital, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the notes is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodity Exchange Acts. The loan agreements state that, unless notification is made by the lender or the Company thirteen months prior to the scheduled maturity dates currently in effect, the maturity date for each loan will be automatically extended by an additional year.

Each of the notes bears interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(12) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2027. Minimum rentals under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Sublease income
Year ending March 31:		
2016	$ 7,451	$ 643
2017	7,945	670
2018	7,988	470
2019	7,833	400
2020	7,755	400
Thereafter	51,445	2,683

The Company is involved in litigation arising in the normal course of business. It is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company. Also, as a registered broker-dealer and futures commission merchant, the Company is subject to periodic regulatory examinations which may result in adverse judgments or fines. Management believes there are no litigation or examinations that will have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, it is management's opinion that the potential for the Company to be required to make payments under such guarantees is remote.

The Company had commitments to enter into forward secured financing transactions, including certain repurchase and reverse repurchase agreements, of $2,839,649,000 and $1,671,038,000, respectively, at March 31, 2015.

(13) Income Taxes

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2015 are as follows (in thousands):

Deferred tax assets:		
Depreciation	$	1,874
Deferred rent		5,731
Capital loss carryforward		13,811
Goodwill		8,717
Bonus		7,090
Other		373
Total gross deferred tax assets		37,596
Less valuation allowance		(37,596)
Net deferred tax assets	$	—

The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. Based on the evidence considered, the Company has determined that it is not more-likely than-not that these assets will be realized and therefore has recorded a full valuation allowance against these assets at March 31, 2015. The net change in the total gross deferred tax assets was an increase of $8,286,000 offset by an increase in the valuation allowance by the same amount.

The Company's capital loss carryforward will begin to expire as of March 31, 2017 and thereafter.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

U.S. Federal	March 31, 2012 and later
New York State	March 31, 2012 and later
New York City	March 31, 2012 and later

(14) Related Party Transactions

In the normal course of business, the Company's operations include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates. The following table sets forth the Company's related party assets and liabilities as of March 31, 2015 (in thousands):

Assets:		
Securities purchased under agreements to resell	$	6,293,932
Financial instruments owned, at fair value		262
Securities borrowed		134,197
Receivable from brokers, dealers, and clearing organizations		17,133
Receivable from affiliates		3,655
Other assets		89
Liabilities:		
Securities sold under agreements to repurchase	$	145,513
Financial instruments sold, but not yet purchased, at fair value		176
Payable to brokers, dealers, and clearing organizations		86,151
Securities loaned		51,084
Payable to customers		407,968
Loans payable to Parent		65,000
Payable to affiliates		50,363
Accounts payable and accrued liabilities		14,517
Subordinated borrowings from Parent	$	200,000

(15) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established on June 1, 1985 and amended on October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management at its discretion.

(16) Off-Balance-Sheet Market Risk and Concentrations of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain

these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional cash or securities.

The Company records all contractual commitments involving future settlement at fair value.

Derivative financial instruments are used for trading purposes. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gain or loss on the contract and is recorded in financial instruments owned and financial instruments sold, but not yet purchased. OTC derivatives are recorded at fair value in the statement of financial condition. Pricing models, using a series of market inputs, determine fair value. The fair value of OTC derivatives is recorded in financial instruments owned.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value and monitoring of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight and monitoring.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates. The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations of credit risk arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S. based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Continued)

(17) Net Capital Requirements

The Company is a registered U.S. broker-dealer and FCM subject to Rule 15c3-1 and Regulation 1.17 of the Commodity Exchange Act, which specify uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, as permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $1,500,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer risk maintenance margin requirements and 8% of noncustomer risk maintenance margin requirements pursuant to the Commodity Exchange Act and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self-regulatory organizations of which it is a member. The Company is a clearing member of the Chicago Mercantile Exchange (CME), which requires all clearing members to maintain minimum net capital of $5,000,000. Additionally, equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than the greatest of 120% of the greater of (a) and (c) above, or 5% of aggregate debit items. At March 31, 2015, the Company had net capital of $513,735,000 which was $504,687,000 in excess of the minimum net capital required under Rule 15c3-1.

(18) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through May 28, 2015, the date at which the statement of financial condition were available to be issued, and determined that there are no other items to recognize or disclose.